UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934


                         For the Month of May, 2002


                            Koor Industries Ltd.
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              (Translation of registrant's name into English)


                21 Ha'arba'ah Street, Tel Aviv 64739, Israel
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                  (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               FORM 20-F    X                FORM 40-F
                         -------                        -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

               YES                           NO     X
                    -------                      -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____


                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        /s/    Shlomo Heller
                                        --------------------------------------
                                        By:    Shlomo Heller
                                        Title: General Counsel and
                                                 Company Secretary


Dated:  May 29, 2002





Description                                                              Exhibit




A.       Translation from Hebrew to English of Immediate Report
         (the "Report"), which was served on the Israeli                   A
         Securities Authority, The Tel-Aviv Stock Exchange Ltd.
         and the Registrar of Companies, on May 26, 2002, regarding Koor Industries Ltd's reaction to information published in the Israeli press.

B.       Translation from Hebrew to English of Immediate Report
         (the "Report"), which was served on the Israeli                   B
         Securities Authority, The Tel-Aviv Stock Exchange Ltd.
         and the Registrar of Companies, on May 28, 2002, regarding Koor Industries Ltd. announcement of the financial results for the first quarter of the year
         2002.